UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 1-09349

Sizeler Real Estate Management Co., Inc. 401(k) plan

Sizeler Property Investors, Inc.

2542 Williams Blvd

Kenner, LA 70062

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

Page
Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employment Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	4
Statements of Changes in Net Assets Available for Benefits as of December 31, 2004 and 2003	5
Notes to Financial Statements	6 – 9
Schedule of Assets (Held at End of Year)	10

Signature	11

Independent Registered Public Accounting Firm’s Consent	Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent	Exhibit 23.2

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sizeler Real Estate Management Co., Inc. 401(k) plan:

We have audited the accompanying statements of net assets available for benefits of Sizeler Real Estate Management Co., Inc. 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2003, were audited by other auditors whose report dated June 18, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2004 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 financial statements taken as a whole.

Ernst & Young LLP

June 23, 2005

New Orleans, Louisiana

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401 (K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Cash and cash equivalents	$88,393	$123,732
Common Stock	441,192	431,752
Mutual funds	2,292,914	1,825,170
Loans to Plan participants	22,018	34,142

Receivables:
Employer contributions	2,832	—
Employee contributions	6,641	—

	9,473	—

Total assets	2,853,990	2,414,796

Liabilities
Excess contributions payable	28,140	27,445

Net assets available for benefits	$2,825,850	$2,387,351

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401 (K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of mutual funds	$163,823	$320,839
Net appreciation in fair value of common stock	46,272	53,280
Interest and dividends	75,154	65,750

	285,249	439,869

Participants’ contributions	225,431	204,738
Employer contributions, net of forfeitures	82,023	81,383

Total additions	592,703	725,990

Deductions:
Withdrawals and benefits paid	(153,679)	(113,146)
Administrative expenses	(525)	(747)

Total deductions	(154,204)	(113,893)

Net increase in net assets available for benefits	438,499	612,097

Net assets available for benefits:
Beginning of period	2,387,351	1,775,254

End of period	$2,825,850	$2,387,351

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The following description of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Sizeler Real Estate Management Co., Inc. and its subsidiaries (the Plan Sponsors). The Plan was established on November 1, 2001. Substantially all employees of the Plan Sponsors, except union and non-resident alien employees, are eligible to participate in the Plan on the first day of the month following their attainment of age 21 and the completion of one year of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Benefits

Participants may contribute to the Plan up to 15% of their eligible compensation. The employer will match up to 50% of the employee’s contribution not to exceed 6% of the employee’s eligible compensation. In addition, the employer may make a discretionary contribution to the Plan.

Vesting

Each participant is fully vested in his/her contributions at all times. A participant becomes vested in the employer contributions as follows: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service, and 100% after six years of service.

Payment of Benefits

Participants are eligible for lump-sum or monthly benefit payments upon reaching age 65 with a minimum of five years of service or may elect early retirement upon reaching age 55 with a minimum of six years of service. Terminated participants are eligible to receive lump-sum payments of their vested accounts as soon as practicable after their termination date.

Participant Loans

Each participant may borrow the lesser of 50% of their vested account balance or $50,000 reduced by the outstanding balance of loans from the Plan during the one year period ending on the day before the date on which such loan is made. The term of the loan may not exceed five years, unless the proceeds are used to acquire the principal residence of the participant. Repayments are made through payroll deductions. The annual loan interest rate is based on the Prime Rate as posted in the Wall Street Journal.

Participant Accounts

Valuation of the trust assets held in each fund is performed daily and, on the basis thereof, the value of each participant’s account is determined. Each participant’s account is credited with the participant’s and employer’s contributions to each fund and plan earnings and charged with any distributions made to the participant. Allocations are based upon annual compensation and/or fund account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

If a participant terminates his employment, the non-vested portion of his account is forfeited and may be used to reduce current or future Company contributions payable to the Plan. The Company used $12,446 in forfeitures to reduce 2004 employer contributions for the December 31, 2004 contribution.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to, at any time, amend or terminate the Plan subject to the terms of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reclassifications

Certain reclassifications have been made in the 2003 financial statements to conform with the 2004 financial statement presentation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the related changes in net assets available for benefits.

Cash and Cash Equivalents

The Plan considers cash equivalents to be all highly-liquid investments with maturities of three months or less at the date of acquisition.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and schedule. Such estimates could change in the future as additional information becomes known, which could impact the amounts reported and disclosed herein.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Valuation of Investments

The Plan’s funds are primarily invested in mutual funds, common stock, and a money market fund. Mutual funds and common stock are valued at quoted market prices and the money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

3. Investments

The Plan Administrator is Sizeler Real Estate Management Co., Inc., with State Street Bank and AMVESCAP National Trust Company named as Trustees of the Plan. The following investment opportunities are available to participants: AIM Dynamics Fund-Investor Class, AIM Small Company Growth Fund-Investor Class, AIM Global Growth Fund, JP Morgan Diversified Mid Cap Value-A Fund, JP Morgan Large Cap Growth-A Fund, JP Morgan Equity-A Fund, JP Morgan Investor Growth-A Fund, JP Morgan Liquid Assets Money Market-Reserve Fund, JP Morgan Diversified-A Fund, JP Morgan Government Bond-A Fund, Fidelity Advisor High Income Advantage Fund, and Sizeler Property Investors, Inc. Common Stock.

The Trustees maintain accounts on behalf of the Plan and make investments in common trust funds, in accordance with written instructions from the participants. These funds are distinguished by the level of risk of the investments contained within the fund.

The current value of the following investments is in excess of 5% of the Plan’s net assets available for benefits:

	December 31
	2004	2003
JP Morgan Diversified Fund	$195,697	$180,902
JP Morgan Diversified Mid Cap Value Fund	407,368	248,179
JP Morgan Government Bond Fund	289,541	207,893
JP Morgan Large Cap Growth Fund	210,407	232,284
JP Morgan Equity Index Fund	381,535	266,199
AIM Small Company Growth Fund	339,720	308,355
Fidelity Advisor High Income Advantage Fund	187,819	154,945
Sizeler Property Investors, Inc. Common Stock	441,192	431,752

4. Reconciliation of Financial Statements to Form 5500

The amount of excess contributions payable, which arose as a result of elective contributions of highly compensated employees exceeding the amount permitted under the nondiscriminatory rule as defined by the Internal Revenue Code, is not reported as a plan liability on Form 5500.

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, per the financial statements to Form 5500:

	2004	2003
Net assets available per the financial statements	$2,825,850	2,387,351
Excess contributions payable	28,140	27,445

Net Assets available for benefits per the Form 5500	$2,853,990	2,414,796

The following is a reconciliation of the increase in net assets available for benefits for the years ended December 31, 2004 and 2003, per the financial statements to Form 5500:

	2004	2003
Net increase per the financial statements	$438,499	612,097
Excess contributions at December 31, 2004	28,140	27,445
Excess contributions at December 31, 2003	(27,445)	—

Net increase per the Form 5500	$439,194	639,542

5. Fees and Expenses

The Plan Sponsors have absorbed the cost of the personnel required to maintain the personnel, payroll and other records required by the Plan, as well as investment management fees.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company. Therefore, these transactions qualify as party-in-interest transactions.

7. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Schedule

SIZELER REAL ESTATE MANAGEMENT CO., INC 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue	Shares	Market Value
Cash and cash equivalents:
Cash	23,483	$23,483
JP Morgan Liquid Assets Money Market Fund	64,910	64,910

Mutual funds:
JP Morgan Diversified Fund	14,973	195,697
JP Morgan Diversified Mid Cap Value Fund	22,334	407,368
JP Morgan Government Bond Fund	27,948	289,541
JP Morgan Large Cap Growth Fund	13,619	210,407
JP Morgan Equity Index Fund	13,829	381,535
JP Morgan Investor Growth Fund	4,408	61,220
*AIM Dynamics Fund	7,062	116,515
*AIM Small Company Growth Fund	27,026	339,720
*AIM Global Growth Fund	5,658	103,092
Fidelity Advisor High Income Advantage Fund	18,745	187,819

Common Stock:
*Sizeler Property Investors, Inc. Common Stock	20,407	441,192

*Loans to Plan participants, bearing interest at rates ranging from 5.5% to 5.5%*		22,018

		$2,844,517

*	Party-in-interest transaction.

Note: Cost information of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIZELER REAL ESTATE MANAGEMENT CO., INC 401(K) PLAN.

	By:	/S/ Guy M. Cheramie.
Guy M. Cheramie
Plan Administrator

Date: June 29, 2005